Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 12, 2016

Relating to Preliminary Prospectus dated October 12, 2016

Registration No. 333-214078

MERCADOLIBRE, INC.

Issued October 12, 2016

This free writing prospectus relates to the secondary offering of common stock of MercadoLibre, Inc. and should be read together with the preliminary prospectus issued October 12, 2016 related to this offering (the “Preliminary Prospectus”) and the accompanying prospectus dated October 12, 2016, which may be accessed at http://www.sec.gov/. Unless the context otherwise requires, references to “eBay,” the “company,” “we” and “our” refer to eBay Inc. and its subsidiaries.

The following information was first made publicly available on ebayinc.com.

eBay to Sell a Majority of its Stake in MercadoLibre, Inc.

By Scott Schenkel, Senior Vice President and Chief Financial Officer

We regularly review and actively manage our investment portfolio to ensure that our investments support the company’s strategic direction and complement our disciplined approach to value creation, profitability and capital allocation. Against this backdrop, eBay has decided to sell the majority of its stake in MercadoLibre, Inc., an online commerce platform in Latin America. The sale will enable us to realize a significant gain on our investment, and we intend to use the net proceeds in a manner consistent with our capital allocation strategy. Additional financial details pertaining to the transaction will be addressed on our Q3 2016 earnings call and in our upcoming Form 10-Q.

eBay and MercadoLibre have a strong, long-standing relationship. We entered into a strategic agreement with MercadoLibre in 2001, when MercadoLibre acquired iBazar Com Ltda, the Brazilian subsidiary of iBazar SA, which previously had been acquired by eBay. In return for MercadoLibre’s acquisition of iBazar Com Ltda, eBay received an ownership interest in MercadoLibre. Our relationship has helped advance eBay’s strategy in the region and allowed both companies to share best practices. The continuation of our relationship is underscored by our announcement today of a new strategic agreement with MercadoLibre that is designed to advance eBay’s cross-border trading business opportunities for its sellers who are targeting buyers in Latin America.

eBay’s commitment to Latin America remains unchanged as a result of this transaction. We are focused on providing consumers in the region with access to our extensive supply of distinct inventory from all over the world that cannot always be found in the local market.

MercadoLibre, Inc. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about MercadoLibre, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.